EXHIBIT 99.1

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 15, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2022.  For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and six months ended June 30, 2022, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

KEY HIGHLIGHTS

OPERATIONAL – Juanicipio owned 44% by MAG Silver

  For the three months ended June 30, 2022, on a 100% basis:

    A record 154,069 tonnes of mineralized development and stope material were campaign processed through the Saucito and Fresnillo plants, with 2,207,626 payable silver ounces, 5,119 payable gold ounces, 1,016 payable tonnes of lead and 1,599 payable tonnes of zinc produced and sold;
    Average silver head grade for the quarter was 567 grams per tonne (“g/t”); and
    Pre-commercial production sales (net of treatment and processing costs) totaled $55,224 for the quarter, less $17,962 in mining and transportation costs and depreciation and amortization, netting $37,262 in gross profit by Juanicipio in the quarter.

  At the end of the quarter, Juanicipio held cash balances of $37,504 up from $18,261 at the end of Q1.

  As reported by the operator Fresnillo, tie-in to the national power grid is expected in the coming weeks, with the expectation to ramp up the Juanicipio processing plant to 85-90% of nameplate capacity by year end.

  Fresnillo continues to make available excess processing plant capacity at its nearby Saucito and Fresnillo operations. Campaign processing of mineralized material from development headings and stopes continues through these facilities and is expected to continue until the Juanicipio plant is commissioned.

  Campaign processing benefits include the cash flow being used to offset some of the initial and sustaining capital, and the de-risking of Juanicipio’s metallurgical performance which is expected to significantly speed up project ramp-up.

  Approximately 60% of the tonnes processed in Q2 2022 were processed at the Saucito plant, where the flowsheet more closely resembles that of the Juanicipio plant. It is expected these results will provide further valuable metallurgical benefits when milling production commences at Juanicipio.

  Metal recovery and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas.

CORPORATE

  MAG reported net income of $7,562 or $0.08 per share for the three months ended June 30, 2022.

  During the quarter, MAG concluded the previously announced acquisition of Gatling Exploration Inc. (“Gatling”) by way of a court approved plan of arrangement (the “Transaction”). MAG acquired all of the issued and outstanding common shares of Gatling by the issuance of common shares of the Company and in connection with the Transaction, provided an advancement of a C$3 million convertible note. Gatling’s Larder Project lies in the highly prolific Abitibi Gold Province of northern Ontario, with good surrounding infrastructure and already permitted drill pads to test initial targets.

EXPLORATION

  The Juanicipio 2022 exploration program is currently in progress with five drill rigs on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new Cesantoni target in the northwest part of the Juanicipio concession.

  MAG has initiated a drilling campaign on the acquired Larder Project. In addition to a comprehensive data review, a drilling program is contemplated to drill below and lateral to the already identified mineralization.

  The Deer Trail Project 5-hole exploration program is in progress with 3 directional holes completed and all assays pending.

  During the six months ended June 30, 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective land claim package in the Black Hills of South Dakota.

LIQUIDITY AND CAPITAL RESOURCES

  As at June 30, 2022, MAG held cash of $44,655 while on a 100% basis Juanicipio held cash of $37,504.

  According to the operator Fresnillo, the Juanicipio Project construction is expected to be delivered on budget at $440,000.

  With the current ramp up of underground mine production and the impact of the 2021 labour reform legislation in Mexico, the timing of various sustaining capital expenditures has been brought forward:

    These sustaining capital expenditures are included in current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital; and
    The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $2,789 on a 100% basis in the three months ended June 30, 2022.

  The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the working capital held by Juanicipio at June 30, 2022 are projected to substantially fund the remaining capital expenditures in the $440,000 initial capex (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

“As we look forward to the final tie-in to the electrical grid at Juanicipio, Q2 continued the trend of strong operational performance with record toll milling through the Saucito and Fresnillo operations and robust cash generation. The project operator Fresnillo reports final tie-in to the power grid is expected in the coming weeks and target ramp-up to 85-90% of nameplate capacity by year end remains within reach,” said George Paspalas, MAG’s President and CEO. “Juanicipio has over 100,000 tonnes of material stockpiled and continues to advance underground development which positions the operations team well to deliver concentrates produced from the Juanicipio facility in the second half of this year.”

JUANICIPIO PROJECT UPDATE

Underground Mine Production

In Q2 2022, a total of 154,069 tonnes of mineralized development and stope material were processed through the Fresnillo plants, realizing commercial and operational de-risking opportunities for the Juanicipio Project.  The resulting payable metals sold and processing details on a 100% basis for Q2 2022 are summarized in Table 1 below. The sales and treatment charges for tonnes processed in the quarter were recorded on a provisional basis and will be adjusted in the third quarter of 2022 based on final assay and pricing adjustments in accordance with the offtake agreements.

Table 1: Q2 2022 Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended June 30, 2022 (154,069 tonnes processed)
Payable Metals	Quantity	Average Per Unit $	Amount $	Q2 2021 Amount $
Silver	2,207,626 ounces	21.32 per oz	47,070	10,991
Gold	5,119 ounces	1,834 per oz	9,388	1,320
Lead	1,016 tonnes	0.95 per lb.	2,135	290
Zinc	1,599 tonnes	1.76 per lb.	6,199	619
Treatment and refining charges (“TCRCs”) and other processing costs			(9,568)	(1,964)
Net Sales			55,224	11,256
Mining and transportation costs			(12,717)	(2,373)
Depreciation and amortization			(5,245) (1)	-
Gross Profit			37,262	8,883

          (1)  The underground mine is now in stopes with mineralized and development material being processed through Fresnillo’s plants and refined and sold, and effectively readied for its intended use.

The average silver head grade for the mineralized development and initial stope material processed in Q2 2022 was 567 g/t.

Processing Plant Construction & Outlook

The Juanicipio project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021.  However, according to the operator Fresnillo and as previously reported, the state-owned electrical company (Comision Federal de Electricidad “CFE”), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted and that the Juanicipio plant commissioning timeline was therefore extended by approximately six months. As reported by the operator Fresnillo, commencement of electrical commissioning of the Juanicipio processing plant is expected to occur in the coming weeks. It is expected that the plant will ramp up to 85-90% of the nameplate 4,000 tpd capacity by the end of 2022.

Should there be additional funding requirements related to further commissioning delays or to additional sustaining capital that is being brought forward in excess of the cash flow generated prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

FINANCIAL RESULTS – THREE MONTHS ENDED JUNE 30, 2022

As at June 30, 2022, MAG had working capital of $47,673 (March 31, 2022: $53,278) including cash of $44,655 (March 31, 2022: $52,248) and no long-term debt. As well, as at June 30, 2022, Juanicipio had working capital of $23,769 including cash of $37,504 (MAG’s attributable share is 44%).

The Company’s net income for three months ended June 30, 2022 amounted to $7,562 (June 30, 2021: $3,305 net income) or $0.08/share (June 30, 2021: $0.03/share).  MAG recorded a 44% income from equity accounted investment in Juanicipio of $12,347 (June 30, 2021: $4,820) which included MAG’s 44% share of net income from the sale of pre-production development and stope material as well as loan interest earned on mining assets brought into use (see Table 2 below).

Table 2: MAG’s share of income from its equity accounted Investment in Juanicipio

	3 Months ended June 30, 2022	3 months ended June 30, 2021
Gross profit from processing mineralized material (see Underground Mine Production – Juanicipio Project above)	$37,262	$8,883
Administrative expenses	(1,376)	(287)
Extraordinary mining duty	(109)	-
Foreign exchange and other	23	1,199
Income before tax	$35,800	$9,795
Income tax expense (including deferred income tax)	(8,439)	1,160
Income for the period (100% basis)	$27,361	$10,955
MAG’s 44% share of income from equity accounted investment in Juanicipio Loan interest on mining assets – MAG’s 44% share	12,039 308	4,820 -
MAG’s 44% equity income	$12,347	$4,820

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah and has recently acquired the Larder Lake project located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding the anticipated time and capital schedule to production;  anticipated electrical hook-up of the processing plant and impact on commissioning; statements that address our expectations with respect to the timing and success of plant commissioning activities; processing rates of mineralized materials, estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates; production rates, expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website:www.magsilver.com
Toll Free:(866) 630-1399
Email: info@magsilver.com